Page OSI-1

FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO RULE 83

CERTAIN PORTIONS OF THIS LETTER FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[****].”

January 24, 2017

VIA EDGAR

Mr. Kevin J. Kuhar, Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          OSI Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2016

Filed August 19, 2016

Form 8-K dated October 27, 2016

Filed October 27, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed October 31, 2016

File No. 000-23125

Dear Mr. Kuhar:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended June 30, 2016, Form 8-K dated October 27, 2016, and Form 10-Q for the quarterly period ended September 30, 2016 of OSI Systems, Inc. (the “Company”) as set forth in your letter dated January 18, 2017.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks “[****]”.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).  For the Staff’s reference, the Company has enclosed a copy of its letter to the FOIA Office (the “Request”) with this correspondence, marked to show the

Mr. Kevin J. Kuhar

January 24, 2017

Page OSI-2

CONFIDENTIAL TREATMENT REQUESTED BY OSI
SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”).  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by OSI Systems, Inc. Pursuant to 17 C.F.R. § 200.83”, and each page is marked for the record with the identifying numbers and code.

Pursuant to Rule 83, a copy of the Request also is being delivered to the Commission’s FOIA Office.

For your convenience, each of the Staff’s comments is reproduced below in italics followed by the Company’s response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for the Fiscal Year Ended June 30, 2016

Revenue Recognition, page F-13

1.              We note from your disclosure that when multiple deliverables qualify as separate units of accounting you may recognize revenue based on the value of the respective deliverables. Please clarify how the value of the deliverables is determined, explain if the allocation is based on the relative selling price, and clarify how the policy complies with ASC 605-25-30. Revise future filings to provide the disclosures required by ASC 605-25-50-2.

The Company advises the Staff that pursuant to ASC 605-25-30 the Company allocates revenue at the inception of the arrangement to all deliverables using the relative selling price method. The selling price of each deliverable is determined by establishing vendor-specific objective evidence (“VSOE”), third party evidence (“TPE”) or best estimate of selling price  (“BESP”) for each delivered item. Generally, either VSOE or TPE is determinable; however, in the few

Mr. Kevin J. Kuhar

January 24, 2017

Page OSI-3

CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

instances where neither VSOE nor TPE is determinable, the Company utilizes its BESP in order to allocate consideration to those deliverables. BESP for the Company’s product deliverables is determined by utilizing a weighted average price approach. BESP for the Company’s service deliverables is determined primarily by utilizing a cost plus margin approach, and in some instances the Company uses an average price per hour.

The Company will undertake in applicable future filings to provide the disclosures required by ASC 605-25-50-2.

Note 5 — Impairment, Restructuring and Other Charges, page F-19

2.              We note that you recognized an asset impairment charge of approximately $6.8 million during the year ended June 30, 2016. Please revise future filings to describe the facts and circumstances leading to the impairment, your method for determining fair value of the impaired assets and the reportable segment of the long-lived assets. Refer to ASC 360-10-50-2.

The Company will undertake in applicable future Form 10-K filings to describe the facts and circumstances leading to the impairment, the Company’s method for determining fair value of impaired assets and the reportable segment of the long-lived assets as required by ASC 360-10-50-2.

3.              We note the significance of facility closure / consolidations and employee termination costs incurred during the three year period ended June 30, 2016. Please address the following:

•                  Revise your footnotes in future filings to provide the disclosures required by ASC 420-10-50-1 or tell us why such disclosure is not required.

•                  Revise your managements’ discussion and analysis in future filings to quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. With respect to any prior year restructuring activities, revise future filings to disclose if the anticipated cost savings were realized. Refer to SAB Topic 5P.4 for guidance.

The Company will undertake in applicable future Form 10-K filings to (i) provide in its footnotes the disclosures required by ASC 420-10-50-1, and, (ii) pursuant to SAB Topic 5P.4, revise its managements’ discussion and analysis to quantify the anticipated future costs savings at the consolidated and reportable segment levels

Mr. Kevin J. Kuhar

January 24, 2017

Page OSI-4

CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

along with the timing of the future cost savings, and, with respect to any prior year restructuring activities, to disclose if the anticipated cost savings were realized.

Note 6 — Line-of-credit Borrowings and Debt, page F-20

4.              We see on page F-28 that you report your line-of-credit as due in less than one year. Please revise future filings to disclose the repayment provisions of your line-of-credit agreement.

Under the terms of the Company’s revolving credit facility, loans may be borrowed, repaid and re-borrowed during the term. Although the principal amount of all revolving loans are due and payable in full on the maturity date, the Company has the right to repay the revolving loans in whole or in part from time to time without penalty.  It is the Company’s practice to routinely borrow and repay several times per year under this revolving facility as part of the Company’s overall treasury function.  Therefore, borrowings under the line of credit are classified in current liabilities. Accordingly, the Company will undertake in applicable future filings to disclose the repayment provisions of its line-of-credit agreement.

Note 9 — Commitments and Contingencies

Contingent Acquisition Obligations, page F-29

5.              We note from your disclosures on page F-12 that your contingent acquisition obligations are considered level 3 fair value measurements. Please revise future filings to disclose the valuation methodology and any significant inputs used in determining the fair value of your contingent acquisition obligations as required by ASC 820-10-50-1. Also revise to include a reconciliation of the beginning and ending balances of your level 3 fair value measurements as required by ASC 820-10-50-2(c).

The Company will undertake in applicable future filings to disclose the valuation methodology and any significant inputs used in determining the fair value of its contingent acquisition obligations as required by ASC 820-10-50-1 and will include a reconciliation of the beginning and ending balances of its level 3 fair value measurements as required by ASC 820-10-50-2(c).

Mr. Kevin J. Kuhar

January 24, 2017

Page OSI-5

CONFIDENTIAL TREATMENT REQUESTED BY OSI SYSTEMS, INC. PURSUANT TO 17 C.F.R. § 200.83

Form 8-K dated October 27, 2016

Exhibit 99.1

6.              We note that the adjustments to arrive at non-GAAP net income and non-GAAP earnings per share are presented “net of tax”. Please present the income tax effects of your non-GAAP adjustments as a separate adjustment in your next earnings release. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company will undertake in applicable future earnings releases to present the income tax effects of its non-GAAP adjustments as a separate line item adjustment.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 2. Business Combinations, page 10

7.              Please quantify and describe to us in greater detail the accounts included within Other long-term liabilities in the AS&E purchase price allocation.

[****]

If you have any additional questions regarding these responses, please contact me at (310) 978-0516.

Sincerely,

/s/ Alan Edrick

Alan Edrick
Executive Vice President and Chief Financial Officer